Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to the Registration Statement on Form S-1 of our report dated May 9, 2013 relating to the combined financial statements of Caesars Entertainment Corporation’s existing interests in Caesars Interactive Entertainment, Inc. and its subsidiaries, Planet Hollywood Resort and Casino, Caesars Baltimore Investment Company, LLC, and senior notes previously issued by a wholly owned subsidiary of Caesars Entertainment Corporation (in the aggregate, Growth Partners) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the allocations of expenses from Caesars Entertainment Corporation) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/S/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

August 9, 2013